Exhibit 99.1

Mega Matrix Inc. Announces Strategic Initiative to Advance AI-Driven Short Drama Production and Enterprise AI Deployment

SINGAPORE, March 27, 2026 /PRNewswire/ – Mega Matrix Inc. (NYSE American: MPU) (the “Company”) today announced a strategic initiative to advance artificial intelligence applications across its business, with a focus on AI-driven short drama production and enterprise AI deployment, as part of its broader effort to improve operational efficiency, optimize cost structure, and support long-term business development.

In content production, the Company plans to integrate AI technologies into key stages of short drama development and production as an upgrade to its existing operations. Initial testing of certain AI short drama production capabilities is expected to begin in the second quarter of 2026, with broader deployment targeted for the second half of 2026, subject to technological readiness, operational execution, regulatory considerations, and market conditions. The Company expects this initiative to remain focused on proprietary platform distribution and content licensing, while also seeking business synergies with AIFLIX, the Company’s joint venture. Based on industry benchmarks, the Company expects AI-assisted short drama production to reduce production costs by 30% to 50% and shorten production cycles by more than 50%.

Separately, the Company plans to deploy OpenCLAW as an enterprise AI tool across selected internal functions, including finance, operations, content management, and risk control. Initial implementation is expected to begin in the second quarter of 2026, with broader rollout targeted for the third quarter of 2026. The Company expects OpenCLAW to improve operational efficiency by 20% to 30% and reduce labor costs by 10% to 15%, while implementing appropriate data security, privacy protection, and internal governance measures.

Yucheng Hu, CEO of MPU, commented, “We believe artificial intelligence is not only an important tool for improving enterprise efficiency, but also has the potential to advance the evolution of content production and enable high-quality content to reach broader audiences more efficiently. Based on our existing business foundation, we will prudently advance relevant applications and, while supporting long-term development, contribute to the industry’s digital transformation.”

About Mega Matrix Inc.: Mega Matrix Inc. (NYSE American: MPU), a holding company headquartered in Singapore, is executing its strategic expansion into the stablecoin governance tokens treasury reserve strategy and operates FlexTV, a short-video streaming platform and producer of short dramas, through Yuder Pte, Ltd., an indirect wholly owned subsidiary of the Company. For more information, please contact info@megamatrix.io or visit http://www.megamatrix.io.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements that are purely historical are forward looking statements. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose," and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees for future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are the: ability to manage growth; ability to identify and integrate future acquisitions, ability to utilize AI to reduce short drama production costs and improve efficiency; ability to deploy OpenClaw as an enterprise AI tool across selected internal functions, fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company's profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment, competition, changes in regulation, or other economic and policy factors; and the possibility that the Company's new lines of business may be adversely affected by other economic, business, and/or competitive factors. The forward-looking statements in this press release and the Company's future results of operations are subject to additional risks and uncertainties set forth under the heading "Risk Factors" in documents filed by the Company with the Securities and Exchange Commission ("SEC"), including the Company's latest annual report on Form 20-F, filed with the SEC on March 28, 2025, and are based on information available to the Company on the date hereof. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Disclosure Channels

We may also announce material information about the Company and its services and for complying with our disclosure obligation under Regulation FD via the following social media channels:

X (f/k/a Twitter):	twitter.com/MegaMatrixMPU
Facebook:	facebook.com/megamatrixmpu
LinkedIn:	linkedin.com/company/megamatrixmpu

The Company will also use its landing page on its corporate website (www.megamatrix.io) to host social media disclosures and/or links to/from such disclosures. The information we post through these social media channels may be deemed material. Accordingly, investors should monitor these social media channels in addition to following our website, press releases, SEC filings and public conference calls and webcasts. The social media channels that we intend to use as a means of disclosing the information described above may be updated from time to time as listed on our website.

For inquiries, please contact: Info@megamatrix.io